January 27, 2009
Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail stop 7010
Washington, DC 20549-7010

Re:	Steelcase Inc. Form 10-K for the Fiscal Year ended February 29, 2008 File No. 1-3873
Dear Mr. Cash:
On behalf of Steelcase Inc. (“we”, “us”, or “our”), we have prepared a response to the additional comment included in your January 22, 2009 letter related to the Steelcase Inc. Form 10-K for the Fiscal Year ended February 29, 2008 and Form 10-Q for the period ended November 28, 2008. For reference purposes, the text of the Staff’s comment has been reproduced herein in italicized text, followed by our response.
FORM 10-K FOR FISCAL YEAR ENDED FEBRUARY 29, 2008
Item 7. Management’s Discussion and Analysis, page 16
Results of Operations, page 16
1.	We note your response to prior comment one as well as the results of operations disclosure in your Form 10-Q for the period ended November 28, 2008. Please note that your quantified discussion of your periodic results should not be limited to the items for which the precise impact can be isolated or that do not involve significant assumptions. Quantitative analysis and discussion of underlying assumptions and estimates will help enhance your disclosure, allowing investors to better understand the variability, trends, and uncertainty of your results of operations. Such information is particularly useful when there are offsetting factors, as discussed, but not quantified in your November 28, 2008 10-Q. Please expand your future filings to quantify the material factors underlying changes in revenues and cost of sales such as changes in volume, price yield, order rates, deferrals and cancellations.
Steelcase Response
In future filings, we will expand our analysis of changes in revenues and cost of sales to include quantification of the material factors impacting the results of our consolidated and segmental operations, where practicable. Such analysis will include the precise quantification of the impacts, where available, as well as quantified estimates of impacts and the related assumptions for such estimates, as appropriate.

* * * * *
After you have had the opportunity to review this response, please do not hesitate to contact Mark T. Mossing, Corporate Controller and Chief Accounting Officer, or me, at (616) 247-2710 with any questions or further comments you may have.
Sincerely,

/s/ David C. Sylvester David C. Sylvester
Vice President, Chief Financial Officer Steelcase Inc.

cc:	Bret Johnson John Hartz Andrew Schoeffler

2